Exhibit 99.2

Press Release 14 April 2016 7:00 am CET

Celyad will present its NKR-2 immuno-oncology

clinical program at 2016 ASCO Annual Meeting

Mont-Saint-Guibert, Belgium—Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of engineered cell therapies today announced its selection by the Scientific Program Committee of the American Society of Clinical Oncology (ASCO) to present its NKR-2 Phase I trial during the Developmental Therapeutics – Immunotherapy Science Poster session at the 2016 ASCO Annual Meeting.

Dr. Christian Homsy, CEO of Celyad: “The ASCO Annual Meeting is one of the world’s most important congresses in the field of oncology. This will be a great opportunity, not only for the Company to demonstrate the clinical potential of its NKR-T program to the immuno-oncology community, but also to raise awareness of how this unique immunotherapy approach might change the course of cancer treatment.”

Dr. Frédéric Lehmann, Head of Immuno-Oncology at Celyad: “We are honoured that the Program Committee has selected Celyad to present at the Science Poster session at ASCO’s Annual Meeting. Our NKR-T program, which is now supported by a strong Scientific Advisory Board, is gaining more and more attention from the immuno-oncology scientific and clinical community.”

About ASCO

The Annual Meeting brings together 30,000 oncology professionals from around the world. Educational sessions feature world-renowned faculty discussing state-of-the-art treatment modalities, new therapies, and ongoing controversies in the field. Science sessions present the latest ground-breaking research in oral and poster format. The theme for ASCO 2016 is Collective Wisdom: The Future of Patient-Centered Care and Research. Spanning disciplines, disease sites, and treatment approaches, it is our combined knowledge that will shape the future of patient care and research. This event will take place from June 3-7, 2016 at McCormick Place in Chicago, USA.

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Press Release 14 April 2016 7:00 am CET

About Celyad’s NKR-T program

NKR stands for Natural Killer Receptor. NKG2D CAR T-cells are now called NKR-2 T-cells and the product development name is NKR-2. Existing CAR-T cells are engineered using constructs encoding an antibody single chain variable fragment, the signalling domain of CD3 zeta and one or more co-stimulatory domain(s). Celyad’s lead immuno-oncology product candidate, NKR-2, is a T-Cell encoded to express the Natural Killer activating receptor, NKG2D. The technology developed by Celyad uses a human Natural Killer cell (NK cell) receptor which, unlike traditional CAR technologies has the potential to:

•	Bind to 8 different ligands that are expressed by a vast majority of cancer cells, both hemaetological and solid malignancies.

•	Target and kill tumors as well as the blood vessels that feed them and also express the ligands of the NKG2D receptor.

•	Target and kill the inhibitory mechanisms preventing the tumor from evading the immune system.

•	Induces adaptive auto-immune response thanks to the creation of a long term cell memory against the targeted tumor.

The research underlying this technology was originally conducted by Dartmouth College Professor Charles Sentman, and has been published in numerous peer-reviewed publications. NKR-2 has an active Investigational New Drug (IND) application with the FDA for a Phase I clinical trial. The full data readout from the Phase I dose escalation trial is expected in mid-2016. The trial is designed to assess the safety and feasibility of NKR-2 in acute myeloid leukemia and multiple myeloma patients, with secondary endpoints including clinical activity. The safety follow-up period post-infusion has been decreased to 21 days after approval by the U.S. Food and Drug Administration (FDA) and Institutional Review Board (IRB).

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Press Release 14 April 2016 7:00 am CET

For more information, please contact:

For Europe : Consilium Strategic Communications

Amber Fennell, Chris Gardner, Chris Welsh, and Laura Thornton - T: +44 (0)20 3709 5700 – celyad@consilium-comms.com

For France : NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium : Comfi

Gunther De Backer - T.: +32 (0)2 290 90 90 – gunther@comfi.be

Celyad

Christian Homsy, CEO and Patrick Jeanmart, CFO : T : +32 (0)10 39 41 00 investors@celyad.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on Twitter @CelyadSA

About Celyad

Founded in 2007, and based in Belgium, Celyad is a leader in engineered cell therapy with clinical programs initially targeting indications in cardiology and oncology. Celyad is developing its lead cardiovascular disease product candidate, C-Cure®, for the treatment of ischemic heart failure, and has completed enrollment of a Phase III trial in Europe and Israel. In addition, the Company is developing a next generation portfolio of CAR T-cell therapies that utilize human Natural Killer cell receptors for the treatment of numerous blood and solid cancers. Its lead oncology product candidate, NKR-2 (NKG2D CAR T-cell), entered a Phase I clinical trial in April 2015.

Celyad’s ordinary shares are listed on Euronext Brussels and Euronext Paris under the ticker symbol CYAD and Celyad’s American Depositary Shares are listed on the NASDAQ Global Market under the ticker symbol CYAD.

To learn more about Celyad, please visit www.celyad.com

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of NKR-2-cell therapy and C-Cure and the clinical potential of the Company’s technology platform generally and the timing of future clinical trials, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

In particular it should be noted that the safety data described in the release are preliminary in nature and the Phase 1 trial is not completed. There is limited data concerning safety and feasibility of NKR-2. These data may not continue for these subjects or be repeated or observed in ongoing or future studies involving our NKR-2 therapy, C-Cure or other product candidates. It is possible that safety issues or adverse events may arise in the future.

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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C3BS-CQR-1, C-Cure, NKG2D CAR T-cell, NKR-2, C-CathezTM, OnCyte, Celyad, Celyad, C-CathezTM, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

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